Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
(in thousands)

			Years Ended July 31,								Six Months Ended
											January 25,		January 30,
	2000		2001		2002		2003		2004		2004		2005 (1)

Earnings
Income (loss) before cumulative effect of change in accounting principle	$60,507		$34,206		$12,878		$12,392		$26,649		$2,691		($1,245)
Income tax provision (benefit)	35,536		20,091		6,343		2,635		15,232		1,594		(823)

Earnings (loss)	96,043		54,297		19,221		15,027		41,881		4,285		(2,068)

Fixed Charges
Interest expense	21,169		22,195		16,255		27,985		38,098		19,424		17,318
Portion of rental expense representative of interest factor	1,113		2,082		3,030		3,034		3,264		1,651		1,827

Fixed charges	22,282		24,277		19,285		31,019		41,362		21,075		19,145

Capitalized interest	(580)		—		—		—		—		—		—

Earnings before income tax provision and fixed charges	$117,745		$78,574		$38,506		$46,046		$83,243		$25,360		$17,077

Ratio of earnings to fixed charges	5.3	x	3.2	x	2.0	x	1.5	x	2.0	x	1.2	x	—

(1)	For the six months ended January 30, 2005, earnings were insufficient to cover fixed charges.